UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PREVAIL THERAPEUTICS INC.

(Name of Subject Company)

PREVAIL THERAPEUTICS INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Common Stock)

Asa Abeliovich, M.D., Ph.D.

President and Chief Executive Officer

Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

(917) 336-9310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of Prevail Therapeutics Inc. (the “Company” or “Prevail”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 14, 2020, by and among the Company, Eli Lilly and Company (“Parent”) and Tyto Acquisition Corporation (“Purchaser”).

1.

Joint Press Release issued by the Company and Parent on December 15, 2020 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Prevail Therapeutics Inc. with the SEC on December 15, 2020 (File No. 001-38939).

2.	Email from Asa Abeliovich M.D., Ph.D., the Chief Executive Officer of the Company, to the Company’s Employees, dated December 15, 2020.

3.	Email to Partners, dated December 15, 2020.

4.	Email to Advocacy Groups, dated December 15, 2020.

5.	Email to Key Opinion Leaders and Investigators, dated December 15, 2020.

Items #1-5 listed above were first used or made available on December 15, 2020. In addition, the information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company on December 15, 2020 (including all exhibits attached thereto) are incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of Company common stock described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company common stock, nor is it a substitute for any tender offer materials that Parent, Purchaser or the Company will file with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Parent intends to file with the SEC. At the time the tender offer is commenced, Parent will cause Purchaser to file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY THE COMPANY WITH THE SEC, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO THAT SHOULD BE READY CAREFULLY. Both the tender offer statement and the solicitation/recommendation statement will be made available at no charge on the SEC’s website: www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other tender offer documents (once they become available) will be mailed to the Company’s stockholders free of charge and additional copies may be obtained free of charge, by contacting Prevail Investor Relations either by telephone at (617) 460-3579 or by e-mail at investors@prevailtherapeutics.com or on the Company’s website at www.prevailtherapeutics.com. In addition to the offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at www.prevailtherapeutics.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing, as well as the exhibits attached hereto, includes forward-looking statements and projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Generally, these statements may be identified by the use of words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the proposed transaction; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the proposed transaction will divert management’s attention from the Company’s ongoing business operations; changes in the Company’s businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to the Company.

Exhibit No.	Description

99.1	Joint Press Release issued by the Company and Parent on December 15, 2020 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Prevail Therapeutics Inc. with the SEC on December 15, 2020 (File No. 001-38939).

99.2	Email from Asa Abeliovich M.D., Ph.D., the Chief Executive Officer of the Company, to the Company’s Employees, dated December 15, 2020.

99.3	Email to Partners, dated December 15, 2020.

99.4	Email to Advocacy Groups, dated December 15, 2020.

99.5	Email to Key Opinion Leaders and Investigators, dated December 15, 2020.